Exhibit 11

THE WELLCARE MANAGEMENT GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK
(in thousands, except per share data)
(Unaudited)

                                               Three Months
                                              Ended March 31,
                                            1996          1995

Income before income taxes                   $46        $2,839

Provision for income taxes                    18         1,164

Net income                                   $28        $1,675


Weighted average number of common and
  common equivalent shares outstanding     6,289         6,236


Earnings per share                         $0.00         $0.27


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